FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is an announcement made today by Ultrapetrol (Bahamas) Limited (the "Company") of significant events that have occurred since the filing of the Company's third quarter results on November 10, 2009.

EXHIBIT 1

Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), announced today that the following significant events have occurred since the filing of the Company's third quarter results on November 10, 2009:

•
The Company finalized the construction of and inaugurated its new Shipyard in Rosario, Argentina, on December 15, 2009.  The Shipyard is now fully operational with an installed capacity for producing 52 jumbo dry barges per year, which makes it the largest and most modern of its kind in South America.

•
It has recorded a non-cash loss on write-down in connection with its capesize vessel Princess Marisol of $25.0 million. The non-cash impairment charge will reduce reported earnings results under GAAP for the fourth quarter of 2009 and full year 2009.

•
It has sold two of its three Suezmax OBOs (the Princess Susana and the Princess Nadia) which were delivered to their buyers on December 10, 2009, and January 28, 2010, respectively. The vessels were sold for $10.3 million and $14.7 million respectively realizing gains of $1.4 million and $2.9 million respectively.  The gain on the Princess Susana was  recorded in the fourth quarter of 2009 and the gain on the Princess Nadia  will be recorded in the first quarter of 2010.

•	It has sold its only passenger vessel, Blue Monarch, and delivered it to its buyers on February 5, 2010 for $2.0 million with no significant impact on earnings.

•
On February 17, 2010, it entered into a Memorandum of Agreement ("MOA") to sell its capesize vessel, Princess Marisol. Under the terms of the agreement, the buyer must pay a substantial portion of the purchase price upon delivery. If however the purchase price is not deposited in accordance with the MOA by June 4, 2010 at the latest, this transaction may not materialize as agreed.

•
It entered into an agreement on February 26, 2010 to purchase a 2003-built container vessel for a total purchase price of $12.4 million. The container vessel has a rated carrying capacity of 1,118 Twenty-foot Equivalent Units, and the Company expects that the vessel will operate in South America.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company's management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; its ability to obtain additional financing; its financial condition and liquidity, including its ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; its expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; its dependence upon the abilities and efforts of its management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods the Company transports and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see the Company's filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED (registrant)

By:	/s/ Felipe Menendez Ross
Name: Felipe Menendez Ross Title: Chief Executive Officer

Dated: March 12, 2010

SK 02351 0010 1081117